Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Pricing Supplement dated June 1, 2011

The notes will have the terms specified in this pricing supplement and in the prospectus supplement and base prospectus (together, the “Note Prospectus”).

Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.75 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this pricing supplement to the month in which the pricing date, settlement date, interest payment dates, and maturity date will occur is subject to change.

Merrill Lynch & Co.
June , 2011

Units Pricing Date* June     , 2011

Currency-Linked Coupon-Bearing Notes Settlement Date* July     , 2011

Linked to the Turkish Lira/U.S. Dollar Exchange Rate, Maturity Date* June     , 2016

due June     , 2016 CUSIP No.

$10 principal amount per unit

Pricing Supplement No.

Currency-Linked Coupon-Bearing Notes

The notes have a maturity of approximately five years

The notes are linked to the Turkish lira/U.S. dollar exchange rate (the “Exchange Rate”)

Interest payable annually, beginning in June 2012

On each interest payment date, the interest rate payable on the notes will be (i) 1.00% per annum if the value of the Turkish lira has decreased relative to the U.S. dollar from the pricing date to the relevant interest determination date or (ii) between 6.00% to 7.00% per annum if the value of the Turkish lira is unchanged or has increased relative to the U.S. dollar from the pricing date to the relevant interest determination date, in each case as described in more detail below

Payment of principal plus any accrued and unpaid interest at maturity

Payments on the notes, including the payment of principal at maturity, are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Summary

The Currency-Linked Coupon-Bearing Notes Linked to the Turkish Lira/U.S. Dollar Exchange Rate, due June     , 2016 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes are linked to the Turkish lira/U.S. dollar exchange rate (the “Exchange Rate”). The notes will pay interest annually, beginning in June 2012. On each interest payment date, the interest rate payable on the notes will be (i) 1.00% per annum if the value of the Turkish lira has decreased relative to the U.S. dollar from the pricing date to the relevant interest determination date or (ii) between 6.00% to 7.00% per annum if the value of the Turkish lira is unchanged or has increased relative to the U.S. dollar from the pricing date to the relevant interest determination date, in each case as described in more detail below. If you hold the notes until maturity, you will receive the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. Investors should be of the view that the value of the Turkish lira will increase relative to the U.S. dollar over the term of the notes.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately five years
Exchange Rate:

The number of Turkish lira for which one U.S. dollar can be exchanged, as reported by Reuters Group PLC (“Reuters”) on page WMRSPOT07, or any substitute page thereto, under “MID” at approximately 4:00 p.m. in London, as determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes—Interest” on page PS-8 of this pricing supplement. The Exchange Rate is more fully described beginning on page PS-11.

The Exchange Rate will decrease when the Turkish lira increases in value against the U.S. dollar, and will increase when the Turkish lira decreases in value against the U.S. dollar.

Payment at Maturity:

If you hold the notes until maturity, you will receive for each unit of your notes a cash payment of $10 plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” on page PS-4 of this pricing supplement.

Interest Periods:	Annual
Interest Payment Dates:

June of each year, beginning on June     , 2012, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” beginning on page PS-8 of this pricing supplement and “The Exchange Rate” on page PS-11 of this pricing supplement.

Interest Rate:

The interest rate payable on the notes will be (i) 1.00% per annum (the “Minimum Interest Rate”) if the value of the Turkish lira has decreased relative to the U.S. dollar from the pricing date to the relevant Interest Determination Date (i.e., the Exchange Rate has increased) or (ii) between 6.00% to 7.00% per annum (the “Maximum Interest Rate”) if the value of the Turkish lira is unchanged or has increased relative to the U.S. dollar from the pricing date to the relevant Interest Determination Date (i.e., the Exchange Rate is unchanged or has decreased).

Maximum Interest Rate:	Between 6.00% to 7.00% per annum, to be determined on the pricing date
Minimum Interest Rate:	1.00% per annum
Interest Determination Dates:

The fifth currency business day (as defined below) prior to the applicable interest payment date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” beginning on page PS-8 of this pricing supplement. The actual scheduled Interest Determination Dates will be set forth in the final pricing supplement.

Initial Exchange Rate:	The Exchange Rate on the pricing date.
Day Count Fraction:	30/360
Listing:	The notes will not be listed on any securities exchange.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC
Fees Charged:

The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described beginning on page PS-9.

Currency-Linked Coupon-Bearing Notes	PS-2

Hypothetical Interest Rate Calculations

Set forth below are examples of the calculations of the hypothetical interest rates determined on each of the Interest Determination Dates, based on a hypothetical Initial Exchange Rate of 1.5742, the Exchange Rate as reported on Bloomberg L.P. on May 19, 2011, the Minimum Interest Rate of 1.00% per annum, and a hypothetical Maximum Interest Rate of 6.50%, the midpoint of the Maximum Interest Rate range of 6.00% to 7.00%.

Example 1:
Hypothetical Initial Exchange Rate:	1.5742
Interest Determination Date:	June , 2012

Hypothetical Exchange Rate on the Interest Determination Date: 1.5742

The Exchange Rate is unchanged from the hypothetical Initial Exchange Rate to the hypothetical Exchange Rate on the Interest Determination Date (the value of the Turkish lira is unchanged relative to the U.S. dollar). As a result, the hypothetical interest rate payable on the first interest payment date is the hypothetical Maximum Interest Rate of 6.50%.

Example 2:
Hypothetical Initial Exchange Rate:	1.5742
Interest Determination Date:	June , 2013

Hypothetical Exchange Rate on the Interest Determination Date: 1.9000

The Exchange Rate has increased from the hypothetical Initial Exchange Rate to the hypothetical Exchange Rate on the Interest Determination Date (the Turkish lira has decreased in value relative to the U.S. dollar). As a result, the hypothetical interest rate payable on the second interest payment date is the Minimum Interest Rate of 1.00%.

Example 3:
Hypothetical Initial Exchange Rate:	1.5742
Interest Determination Date:	June , 2014

Hypothetical Exchange Rate on the Interest Determination Date: 1.5000

The Exchange Rate has decreased from the hypothetical Initial Exchange Rate to the hypothetical Exchange Rate on the Interest Determination Date (the Turkish lira has increased in value relative to the U.S. dollar). As a result, the hypothetical interest rate payable on the third interest payment date is the hypothetical Maximum Interest Rate of 6.50%.

Example 4:
Hypothetical Initial Exchange Rate:	1.5742
Interest Determination Date:	June , 2015

Hypothetical Exchange Rate on the Interest Determination Date: 1.8000

The Exchange Rate has increased from the hypothetical Initial Exchange Rate to the hypothetical Exchange Rate on the Interest Determination Date (the Turkish lira has decreased in value relative to the U.S. dollar). As a result, the hypothetical interest rate payable on the fourth interest payment date is the Minimum Interest Rate of 1.00%.

Example 5:
Hypothetical Initial Exchange Rate:	1.5742
Interest Determination Date:	June , 2016

Hypothetical Exchange Rate on the Interest Determination Date: 1.3000

The Exchange Rate has decreased from the hypothetical Initial Exchange Rate to the hypothetical Exchange Rate on the Interest Determination Date (the Turkish lira has increased in value relative to the U.S. dollar). As a result, the hypothetical interest rate payable on the fifth interest payment date is the hypothetical Maximum Interest Rate of 6.50%.

These examples and the table below are for illustration only. The interest rate payable on one or more interest payment dates may be limited to the Minimum Interest Rate.

Hypothetical Interest Determination Date	Hypothetical Exchange Rate on the Hypothetical Interest Determination Date	Hypothetical Interest Rate Payable on the Hypothetical Interest Payment Date
June , 2012	1.5742	6.50%
June , 2013	1.9000	1.00%
June , 2014	1.5000	6.50%
June , 2015	1.8000	1.00%
June , 2016	1.3000	6.50%

Currency-Linked Coupon-Bearing Notes	PS-3

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

The interest rate payable on the notes may be limited to the Minimum Interest Rate.

The interest payable on the notes during each interest period will depend on the change in the level of the Exchange Rate from the Initial Exchange Rate to the Exchange Rate on the relevant Interest Determination Date. As a result, the interest rate applicable to the notes may be the Minimum Interest Rate for one or more interest periods if the value of the Turkish lira has decreased relative to the U.S. dollar from the pricing date to the relevant Interest Determination Date. In addition, if the value of the Turkish lira has decreased relative to the U.S. dollar from the pricing date to any Interest Determination Date, it may be more likely that the Turkish lira will not exceed its value relative to the U.S. dollar as of the pricing date on any subsequent Interest Determination Dates, such that the interest payable on the notes in future interest periods may continue to be limited to the Minimum Interest Rate.

Your return on the notes, if any, is limited to the periodic interest payments over the term of the notes.

Your coupon on the notes will never exceed the Maximum Interest Rate, regardless of the extent to which the value of the Turkish lira has increased relative to the U.S. dollar.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

The yield that you receive on the notes may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a security with a fixed rate throughout its entire term. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, including inflation, that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate.

In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Exchange Rate and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Exchange Rate may at any time have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Exchange Rate from multiple sources, and you should not rely on the views expressed by our affiliates.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as changes in the Exchange Rate, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be competitive terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. The price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes described beginning on page PS-9 below. In structuring the economic terms of the notes, we seek to provide you with what we believe to be competitive terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount of the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with,

Currency-Linked Coupon-Bearing Notes	PS-4

the notes. See the section entitled “Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest” beginning on page PS-9 of this pricing supplement.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The rate of interest payable on any interest payment date will not be affected by all developments relating to the Exchange Rate.

Changes in the level of the Exchange Rate before the applicable Interest Determination Date will not be reflected in the determination of the applicable interest rate. The calculation agent will determine the interest rate to be paid by comparing only the Exchange Rate as of the applicable Interest Determination Date to the Initial Exchange Rate. No other levels of the Exchange Rate will be taken into account. As a result, the Minimum Interest Rate may apply to the notes for one or more interest periods, even if the value of the Turkish lira relative to the U.S. dollar has increased at certain times during the applicable interest period before decreasing to a value below the Initial Exchange Rate as of the applicable Interest Determination Date.

Many economic and other factors will impact the market value of the notes.

The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

▪	changes in the Exchange Rate,

▪	volatility of the Exchange Rate;

▪	changes in interest rates in the U.S. and Turkey;

▪	the level, direction, and volatility of market interest rates generally;

▪	general economic conditions in the United States and Turkey;

▪	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;

▪	the time remaining to maturity of the notes;

▪	the aggregate amount outstanding of the notes; and

▪	any market-making activities with respect to the notes.

The return on the notes depends on the Exchange Rate, which is affected by many complex factors outside of our control.

The Exchange Rate may be affected by complex political and economic factors. The Exchange Rate is at any moment a result of the supply and demand for the Turkish lira relative to the U.S. dollar, and changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the U.S. and Turkey, including economic, financial, regulatory, social, and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in the U.S. and Turkey, all of which are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments in the U.S. and Turkey and other countries important to international trade and finance.

Certain relevant information relating to Turkey may not be as well known or as rapidly or thoroughly reported in the U.S. as is comparable information relating to the U.S. economy. You should be aware of the possible lack of availability of important information that can affect the value of the Turkish lira relative to the U.S. dollar, and you may need to make special efforts to obtain that information on a timely basis.

Currency-Linked Coupon-Bearing Notes	PS-5

The Exchange Rate could be affected by the actions of the Turkish government.

Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The government of Turkey may use a variety of techniques, such as intervention by its central bank or the imposition of regulatory controls or taxes, to affect the exchange rate of its currency. The Turkish government may also issue a new currency to replace the existing currency or alter the exchange rate or relative exchange characteristics by devaluating or revaluating its currency. As a result, a special risk in purchasing the notes is that their liquidity, market value, and payment at maturity could be affected by the actions of the Turkish government, which could change or interfere with otherwise freely determined currency valuation, fluctuations in response to other market forces, and the movement of the Turkish lira across borders. There will be no adjustment or change in the terms of the notes in the event that the Exchange Rate should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the Turkish lira except for the limited instance of the issuance of a replacement currency, as more fully described below in the section entitled “Other Terms of the Notes—Discontinuance of the U.S. Dollar or the Turkish Lira.”

Even though currencies trade around-the-clock, the notes will not trade around-the-clock and the prevailing market prices for the notes may not reflect the Exchange Rate.

The interbank market in foreign currencies is a global, around-the-clock market. Unlike the market for the notes, if any, the hours of trading for the notes will not conform to the hours during which the U.S. dollar and the Turkish lira are traded. Significant price and rate movements may take place in the applicable foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to movements occurring in the foreign exchange markets for the U.S. dollar and the Turkish lira.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information. However, this information will not necessarily be reflected in the level of the Exchange Rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for you to obtain timely, accurate data about the state of the foreign exchange markets for the U.S. dollar and the Turkish lira.

Suspensions or disruptions of market trading in the Turkish lira and the U.S. dollar may adversely affect the value of the notes.

The currency markets are subject to temporary distortions and other disruptions due to a variety of factors. These factors include government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. Any of these factors could impact the value of the Turkish lira and the U.S. dollar and, therefore, adversely affect the value of the notes.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLMPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the interest rate for each applicable interest period, the amount of each interest payment, business days, and currency business days. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination in connection with judgments that it would be required to make if the Exchange Rate is not quoted on an Interest Determination Date or calculations related to the discontinuance of the Turkish lira or the U.S. dollar. See the sections entitled “Other Terms of the Notes—Discontinuance of the U.S. Dollar or the Turkish Lira.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

Currency-Linked Coupon-Bearing Notes	PS-6

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, as described under the section entitled “U.S. Federal Income Tax Summary.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Currency-Linked Coupon-Bearing Notes	PS-7

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the value of the Turkish lira will increase relative to the U.S. dollar after the pricing date of the notes (i.e. the Exchange Rate will decrease after the pricing date of the notes).

▪

You accept that, although you will be entitled to receive the principal amount of the notes at maturity, the interest rate applicable to each annual interest period of the notes is uncertain, and may be limited to the Minimum Interest Rate.

▪	You accept that the interest rate on the notes for each interest period will not exceed the Maximum Interest Rate.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the value of the Turkish lira relative to the U.S. dollar will decrease after the pricing date of the notes (i.e. the Exchange Rate will increase after the pricing date of the notes).

▪	You seek an investment with a fixed or guaranteed rate of return throughout the term of the notes.

▪	You seek an investment, the return on which will exceed the Maximum Interest Rate.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes will be issued in denominations of whole units. Each unit will have an Original Offering Price of $10. You may transfer the notes only in whole units. The notes will mature on June     , 2016.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

If an Interest Determination Date falls on a day that is not a currency business day, then that Interest Determination Date will be postponed to the next currency business day.

A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

A “currency business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in either New York, New York, London, England or Ankara, Turkey are authorized or required by law, regulation, or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

For book-entry only notes, the record date for each payment of interest will be one business day in New York, New York prior to the interest payment date. If the notes are not held in book-entry only form, the record dates will be the fifteenth day of the month prior to the month in which the applicable interest payment is due. The final payment of interest will be payable to the person to whom the principal amount of the applicable notes is payable.

Currency-Linked Coupon-Bearing Notes	PS-8

Discontinuance of the U.S. Dollar or the Turkish Lira

If the U.S. dollar is replaced by a successor monetary unit (the “new currency”) as the legal tender of the United States, the calculation agent will calculate the Exchange Rate by using the exchange rate of the Turkish lira relative to the new currency on an Interest Determination Date, multiplied by a fraction, the numerator of which will be “1” and the denominator of which will be the number of units of the U.S. dollar represented by one unit of the new currency. Conversely, in the event the Turkish lira is replaced by a new currency, the calculation agent will calculate the Exchange Rate by using the exchange rate of the new currency relative to the U.S. dollar on an Interest Determination Date, multiplied by the number of units of the Turkish lira represented by one unit of the new currency. No other changes will be made to the terms of the notes as a result of such replacement.

As an example of the calculation described above, if the U.S. dollar is replaced by a new currency, and one unit of the new currency has a value equal to 1,000 units of the U.S. dollar, the Exchange Rate on the relevant Interest Determination Date would be calculated by using the exchange rate of the Turkish lira (relative to the new currency) multiplied by 1/1,000. Alternatively, if the Turkish lira is replaced by a new currency, and one unit of the new currency has a value equal to 1,000 units of the Turkish lira, the Exchange Rate on the relevant Interest Determination Date would be calculated by using the exchange rate of the new currency (relative to the U.S. dollar) multiplied by 1,000.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the interest rate for each applicable interest period, the amount of each interest payment, business days, and currency business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date (determined as if the final Interest Determination Date is the      currency business day before the date of acceleration). In case of an event of default, the notes will not bear a default interest rate.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

Currency-Linked Coupon-Bearing Notes	PS-9

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Currency-Linked Coupon-Bearing Notes	PS-10

The Exchange Rate

The Exchange Rate is expressed as the number of Turkish lira for which one U.S. dollar can be exchanged. The Initial Exchange Rate and the Exchange Rate on each Interest Determination Date will be the number of Turkish lira for which one U.S. dollar can be exchanged (the conventional market quotation) as reported by Reuters on page WMRSPOT07 under “MID”, or any substitute page thereto, at approximately 4:00 p.m. in London.

If the following events occur (each, a “Non-Publication Event”):

▪	the Exchange Rate is not so quoted on the applicable page indicated above on the pricing date (for purposes of determining the Initial Exchange Rate); or

▪

the calculation agent determines that an Interest Determination Date is not a currency business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the Exchange Rate is not so quoted on the applicable page indicated above on the scheduled Interest Determination Date, then the calculation agent will determine the Initial Exchange Rate or the Exchange Rate on an Interest Determination Date, as applicable, on the next applicable currency business day on which the Exchange Rate is so quoted. However, in no event will the determination of the Exchange Rate be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled currency business day following the pricing date for purposes of determining the Initial Exchange Rate or the close of business in New York, New York on the second scheduled currency business day prior to the applicable Interest Determination Date (for purposes of determining the interest rate applicable to any interest payment date).

If, following a Non-Publication Event and postponement as described above, the Exchange Rate remains not quoted on the final determination date, the Initial Exchange Rate or the Exchange Rate on an Interest Determination Date, as applicable, will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Initial Exchange Rate or the Exchange Rate on an Interest Determination Date on the applicable final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the Turkish lira and any other information that it deems relevant.

The final pricing supplement will set forth the Initial Exchange Rate and a brief statement of the facts relating to the determination of the Initial Exchange Rate if the Turkish lira is affected by a Non-Publication Event on the pricing date, if any.

The Exchange Rate will be determined on each applicable Interest Determination Date, subject to postponement as described above.

Currency-Linked Coupon-Bearing Notes	PS-11

Historical Data on the Exchange Rate

The following table sets forth the high and low daily Exchange Rate from the first quarter of 2006 through May 19, 2011. The Exchange Rate was obtained from publicly available information on Bloomberg, L.P. The following table should not be taken as an indication of the future performance of the Exchange Rate.

As described above, the Exchange Rate is expressed as the number of Turkish lira for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

On May 19, 2011, the Exchange Rate was 1.5742 Turkish lira per U.S dollar, as reported by Bloomberg L.P. The Initial Exchange Rate will be determined by the calculation agent on the pricing date.

	High	Low
2006
First Quarter	1.3590	1.3028
Second Quarter	1.7077	1.3175
Third Quarter	1.5988	1.4400
Fourth Quarter	1.5155	1.4134

2007
First Quarter	1.4535	1.3813
Second Quarter	1.3884	1.3019
Third Quarter	1.3926	1.2072
Fourth Quarter	1.2307	1.1685

2008
First Quarter	1.3241	1.1508
Second Quarter	1.3303	1.2163
Third Quarter	1.2883	1.1535
Fourth Quarter	1.7320	1.2720

2009
First Quarter	1.8080	1.5120
Second Quarter	1.6545	1.5218
Third Quarter	1.5620	1.4530
Fourth Quarter	1.5289	1.4425

2010
First Quarter	1.5517	1.4493
Second Quarter	1.6128	1.4708
Third Quarter	1.5799	1.4456
Fourth Quarter	1.5624	1.3950

2011
First Quarter	1.6191	1.5403
Second Quarter (through May 19, 2011)	1.5971	1.5106

Currency-Linked Coupon-Bearing Notes	PS-12

The following graph sets forth the monthly historical values of the Exchange Rate from January 2006 through April 2011. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the notes may be. Any historical upward or downward trend in the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the notes. On May 19, 2011, the Exchange Rate was 1.5742.

Currency-Linked Coupon-Bearing Notes	PS-13

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. Holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. Holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders — Income Tax Considerations

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder.

Gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Notwithstanding the above, the IRS could assert that the rules of Section 988 of the Code, governing debt instruments the payments on which are determined by reference to the value of a foreign currency, apply to the notes. In that case, all or a portion of the gain or loss with respect to a note would be treated as foreign currency exchange gain or loss which would be treated as ordinary income or loss. In addition, the IRS could take the position that the notes should be treated as, or depending on market conditions in effect on the pricing date, we may instead treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” If the notes were so treated, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” that we will establish for determining interest accruals and adjustments with respect to a note. Upon a sale, exchange, or redemption of a note prior to maturity, a U.S. Holder generally will treat any gain as interest income, and any loss as ordinary loss to the extent of interest included in income in the current or previous taxable years in respect of the notes, and the balance as capital loss.

Currency-Linked Coupon-Bearing Notes	PS-14

Non-U.S. Holders — Income Tax Considerations

Non-U.S. Holders (as defined in the accompanying prospectus) should read the discussion in the prospectus under the caption “U.S. Federal Income Tax Considerations” and “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in particular.

Currency-Linked Coupon-Bearing Notes	PS-15

Additional Terms

You should read this pricing supplement, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this pricing supplement. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Currency-Linked Coupon-Bearing Notes	PS-16